Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

February 29, 2008

08001066

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

PROCESSED SUPPL
MAR 06 2008
THOMSON FINANCIAL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated February 29, 2008 [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate release

(This is an English translation of the Japanese original)

February 29, 2008
Sumitomo Corporation
Susumu Kato President and CEO
Code No. 8053 Tokyo Stock Exchange, 1st Section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that GUANGZHOU KIRIU KOUSAN CO., LTD (100% consolidated subsidiary of Kiriu Kousan Corporation which is subsidiary of our subsidiary, Kiriu ; hereinafter referred as GUANGZHOU KIRIU KOUSAN) adopted its dissolution on Dec. 31, 2007.

1. Reason for dissolution of GUANGZHOU KIRIU KOUSAN

   GUANGZHOU KIRIU KOUSAN was established in November, 2006 for the purpose of the support for the raw material procurement at Kiriu Lioho Company Limited which is an affiliate company of Kiriu Corporation (our subsidiary). Because the circumstance of procurement of raw material at Kiriu Lioho has been stabilized, we judged that the original purpose has been accomplished and decided to dissolve GUANGZHOU KIRIU KOUSAN.

2. Profile of the dissolved company, GUANGZHOU KIRIU KOUSAN (as of February 29, 2008)

   (1) Company name : GUANGZHOU KIRIU KOUSAN CO., LTD
   (2) Location : Guangzhou, People's Republic of China
   (3) Month of establishment : November, 2006
   (4) Paid-up Capital : RMB 1.6 million
   (5) President : Toshio Nakagawa
   (6) Business Description : Support for raw material procurement
   (7) Result of Recent Business : (millions of yen)

	Year March 2007	Year March 2008 (up to Jan. 2008)
Sales	2.3	4.2
Net income	0.2	0.5

3. Schedule of liquidation

   It is expected to terminate the all liquidation process before end of June, 2008.

END

4. Effect on business result

   The dissolution of GUANGZHOU KIRIU KOUSAN has almost no effect on our consolidated business results.